SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated April 30, 2026.

Buenos Aires, April 30, 2026.

COMISION NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

City of Buenos Aires

Ref.: General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting of YPF S.A. held on April 30, 2026 – Summary

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

Consequently, it is hereby informed that on April 30, 2026, having complied with all the legal requirements, the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders’ Meeting of YPF S.A. (“YPF” or the “Company”) was held with the attendance of 86,32% of YPF’s capital stock, with the participation of the representatives of the Buenos Aires Stock Exchange and the CNV.

The following resolutions were adopted upon consideration of each of the items on the Agenda that were discussed:

1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National State - Ministry of Economy - Secretary of Energy - for Class “A” and the Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26.425 to sign the minutes of the meeting.

2. Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 49, which began on January 1, 2025 and ended on December 31, 2025.

The Shareholders’ Meeting approved, by a majority of computable votes, the documents submitted for consideration, without modifications.

3. Consideration of the accumulated results as of December 31, 2025. Absorption of losses. Constitution of voluntary reserves.

The Shareholders’ Meeting resolved, by a majority of computable votes, the following: i) to fully release the reserve for investments and the reserve for purchase of treasury shares; ii) to absorb the accumulated losses in the unappropriated retained earnings and losses account up to Ps. 1,096,460 million; iii) to allocate Ps. 38,468 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Law No. 26,831); and iv) to allocate Ps. 8,415,450 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of Law No. 19,550.

4. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders’ Meeting approved, by a majority of computable votes, the waiver of the preemptive offer of shares as provided by Section 67 of Law No. 26,831 for the timely delivery to the beneficiary employees of each Program of the treasury shares acquired, in order to comply with the Program 2026 or the programs created or to be created, as the case may be.

5. Appointment of the external independent auditor who shall render an opinion on the annual financial statements as of December 31, 2026.

The Shareholders’ Meeting approved by a majority of computable votes to appoint Deloitte & Co. S.A. as independent auditor of the Company to report on the annual financial statements as of December 31, 2026, informing that, in compliance with the provisions of Sections 22 and 23 (today Sections 21 and 22 respectively, according to RG CNV 1127/2026) of Chapter III Title II of the CNV rules, Messrs. Guillermo Daniel Cohen and  Diego Octavio de Vivo as certifying accountants and Mr. Nicolás Ariel Fiorentino as alternate certifying accountant have filed the affidavits required under the applicable regulations.

6. Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2025.

The Shareholders’ Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2025.

7. Consideration of the Remuneration of the Board of Directors (Ps. 10,849,453,666) for the fiscal year ended December 31, 2025, which resulted in a computable loss in accordance with the National Securities Commission Regulations.

The Shareholders’ Meeting approved by a majority of computable votes the amount of Ps. 10,849,453,666 as fees and remuneration of the Board of Directors for the fiscal year ended December 31, 2025.

8. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2025.

The Shareholders’ Meeting approved by a majority of computable votes the amount of Ps.470,000,000 as remuneration of the Supervisory Committee for fiscal year ended December 31, 2025.

9. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of three (3) regular members and three (3) alternate members.

10. Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares.

Class A shareholder appointed at a Special Class “A” Shareholders’ Meeting, Mr. Héctor Horacio Canaveri as regular member of the Supervisory Committee and Mrs. Hebe Cereseto as alternate member of the Supervisory Committee, both for the statutory period of one fiscal year.

11. Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

The Shareholders’ Meeting approved by a majority of computable votes of Class D shares to appoint Messrs. Santiago Carlos Lazzati and Juan Andrés Gelly y Obes as regular members of the Supervisory Committee and Messrs. Alejandro Poli and Alfredo Cayetano Cogorno as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

12. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2026.

The Shareholders’ Meeting approved by a majority of computable votes to authorize the Board of Directors to make payments on account of fees of directors and members of the Supervisory Committee for the 2026 fiscal year for up to the amount of $14,403,320,092. It is noted that Director Mr. Manuel Adorni has submitted the resignation to his fees.

13. Consideration of: (i) the merger by absorption by YPF S.A. acting as the absorbing company, and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U, acting as the absorbed companies, in accordance with the terms of section 82 et. seq. of the General Corporations Law and sections 80, 81 et. seq. of the Income Tax Law No. 20,628 (Ley de Impuesto a las Ganancias) and sections 172 to 176 of its Regulatory Decree No. 862/2019; ii) the Special Merger Balance Sheet of YPF S.A. and the Consolidated Merger Balance Sheet (Annual Report) (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A. and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U. all as of December 31, 2025, and the corresponding reports of the Supervisory Committee and the external independent auditor; (iii) the Preliminary Merger Agreement and Merger Prospectus. Authorization to sign the Definitive Merger Agreement on behalf of and in representation of the Company.

The Shareholders’ Meeting approved by a majority of computable votes:

i) the merger by absorption by YPF S.A., acting as the absorbing company, and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U, acting as the absorbed companies, which will be dissolved without liquidation in accordance with the terms of Section 82 et. seq. of the Argentine General Corporations Law No. 19,550;

ii) regarding: (i) the Company’s annual financial statements for the fiscal year ended December 31, 2025, duly approved by the Company’s Board of Directors, and (ii) the annual financial statements of Oleoducto Loma Campana – Lago Pellegrini S.A.U. and YPF Ventures S.A.U. for the fiscal year ended December 31, 2025, duly approved by their respective governing bodies,  to approve their use for the purposes of complying with the financial statements required by Section 83, first paragraph, subsection (b) of the General Corporations Law 19,550 and other applicable regulations;

iii) the Consolidated Merger Annual Report of YPF S.A., YPF Ventures S.A.U. and Oleoducto Loma Campana – Lago Pellegrini S.A.U., as of December 31, 2025, and their use for the purposes of complying with the financial statements required by Section 83, paragraph 4, subsection (d) of the General Corporations Law No. 19,550 and other applicable regulations, including the corresponding Notes thereto, the Auditors’ Report, and the Supervisory Committee’s Report;

iv) the Preliminary Merger Agreement between the Company and YPF Ventures S.A.U. and Oleoducto Loma Campana - Lago Pellegrini S.A.U., subscribed on March 13, 2026;

v) the text of the proposed Merger Prospectus, which was submitted before the CNV in order to obtain its administrative approval;

vi) to authorize (i)  the Company’s Regular Directors, so that any of them may sign, in the name and on behalf of the Company, the Definitive Merger Agreement in compliance with Section 83, subsection 4 of the General Corporations Law No. 19,550; and (ii) authorize the Company’s Regular Directors and Germán Fernández Lahore, Paola Garbi, Valeria Moglia Dellatorre, Micaela D’Eramo, Katia Malovrh, Damián Teglia, Marcela I. Anchava, Ana A. Tretiak, Sofía Ravenna, María Sofía Gonini, Milagros Corsaro, Francisco Marín, Francisco Pardo, Valentina Serio, Facundo Parra, Francisco Atilio Genoud, Ramiro Julián Pérez, Yael Iribarne and/or their designees to, indistinctly, make the legal publications, attach, subscribe, initial, and/or break down documents, answer hearings, provide the indications and clarifications requested and perform, in general, all those actions related to the Merger, represent the Company before the National Securities Commission (Comisión Nacional de Valores), Public Registry of Commerce (Inspección General de Justicia), Bolsas y Mercados Argentinos S.A., (“ByMA”), the Argentine Internal Revenue Service (Agencia de Recaudación y Control Aduanero – “ARCA”) and any other relevant public or private agency or entity, in order to obtain the relevant authorizations and registrations, with powers to adopt the amendments proposed by the aforementioned agencies and to execute any public or private instrument and the relevant documents to effect the registration of the Merger.

14. Amendment of the Corporate Bylaws: Article 6°, paragraph a).

The Shareholders’ Meeting approved by a majority of computable votes the amendment of  article 6th paragraph a) of the Company’s Bylaws to change the par value of the Company’s shares from Ps.10.00 (ten pesos) to Ps.1.00 (one peso) per share, such that for every 1 (one) share with a par value of Ps.10.00 (ten pesos) currently outstanding, 10 (ten) shares with a par value of Ps.1.00 (one peso) each will be issued, with the Company’s capital stock remaining unchanged (“Split”).

15. Consideration of the proposed formula adjustment of funds to Fundación YPF.

The Shareholders’ Meeting approved by a majority of computable votes to terminate the funding allocation formula applicable to Fundación YPF currently in effect, and to establish, as of the date of the Shareholders’ Meeting approval, the following funding allocation mechanism:  The Board of Directors of YPF S.A. shall approve the budget of Fundación YPF, prepared based on its Annual Plan, and shall provide funding in accordance with such approved budget. For the 2026 fiscal year, the contribution to Fundación YPF, based on the approved budget, shall amount to US$7,334,499.42. As from 2027, such contribution may not increase or decrease by more than 20% with respect to the immediately preceding approved contribution. The total amount of the annual contribution, expressed in United States Dollars, shall be made available as of the first business day of January of each year. Disbursements shall be made in Argentine pesos at the selling exchange rate published by Banco de la Nación Argentina in effect at the close of business day immediately preceding the date of each disbursement, as funds are requested by Fundacion YPF to YPF S.A.

Sincerely,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 30, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer